EXHIBIT 11. - STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	2001	2000	1999

Class A weighted average common shares outstanding (stated value $.0292)	63,974,329	64,586,402	66,118,572
Class B common shares outstanding (stated value $70)	3,070	3,070	3,070
Conversion of Class B shares to Class A shares (One share of Class B for 2,400 shares of Class A)	7,368,000	7,368,000	7,368,000

Total	71,342,329	71,954,402	73,486,572

Net income	$122,261,396	$152,393,015	$143,105,956

Per share amount	$1.71	$2.12	$1.95

Beginning in 1999, the Company established a stock repurchase program. The Company may repurchase as much as $120 million of its outstanding Class A common stock through December 31, 2002. In 2001 220,000 shares were repurchased at a total cost of $7,653,916, or an average price per share of $34.79. Since its inception the Company has repurchased 3,195,677 shares at a total cost of $93,373,265, or an average price per share of $29.22. The Company may purchase the shares from time to time in the open market or by privately negotiated transactions, depending on prevailing market conditions and alternative uses of the Company’s capital.